Exhibit 99.1

Paris, February 21, 2006

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18,364,309 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares from February 6 to February 10, 2006 on the Eurolist d’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
February 6, 2006	17,655	12.3212	217,530.79
February 7, 2006	10,436	12.2053	127,374.51
February 8, 2006	2,000	12.0022	24,004.40
February 9, 2006	2,000	12.1090	24,218.00
February 10, 2006	2,000	12.2672	24,534.40
Total	34,091	12.2514	417,662.10
(1)	including shares purchased through derivative financial instrument

Disclosure of trading in own shares from February 13 to February 17, 2006 on the Eurolist d’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
February 13, 2006	2,000	12.2405	24,481.00
February 14, 2006	2,000	12.1418	24,283.60
February 15, 2006	2,000	11.7972	23,594.40
February 16, 2006	2,000	11.6113	23,222.60
February 17, 2006	2,000	11.7939	23,527.80
Total	10,000	11.9109	119,109.40

(1) including shares purchased through derivative financial instrument